BARRY J. MILLER

Attorney at Law

13321 Ludlow St.

Huntington Woods, Michigan 48331

Telephone: 248-232-8039

E-Mail: bjmiller@panalaw.net

VIA EDGAR SUBMISSION

July 24, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metrospaces, Inc.
File No. 001-36220
Preliminary Schedule 14C Information Statement

Ladies and Gentlemen:

Enclosed for filing, on behalf of Metrospaces, Inc. (the “Registrant”), pursuant to Rule 14c-5(a) under the Securities Exchange Act of 1934, as amended, are a Schedule 14C Information Statement cover page and the Preliminary Information Statement. The Preliminary Information Statement relates to (i) a reverse split of the Registrant’s common stock, par value $0.000001 per shares (“Common Stock”), at a ratio which, at the discretion of the Registrant’s board of directors, will be between 1 share of new common stock for each 500 shares of Common Stock and 1 share of new common stock for each 5,000 shares of Common Stock and (ii)the elimination of provision relating to the Registrant’s Series A Preferred Stock from its certificate of incorporation.

The Registrant intends to file a Definitive Information Statement ten calendar days from the date of this filing, and expect to commence mailing to stockholders on or about August 14, 2014.

If you have any questions or comments regarding this filing, please contact the undersigned at the above phone number or e-mail address.

Very truly yours,

/s/ Barry J. Miller